Exhibit 99.1

PRESS RELEASE

February 27, 2013

Solid financial results for Eksportfinans in 2012

Eksportfinans delivered high earnings and strengthened its solidity further in 2012. Net interest income was NOK 258 million in the fourth quarter and NOK 1,244 million for the year 2012. The Board has decided to propose to the Annual General Meeting not to pay a dividend for 2012.

Results

Underlying business operations showed continued good performance in 2012. Net interest income amounted to NOK 1,244 million for the year 2012, compared to NOK 1,550 million for 2011. In the fourth quarter of 2012, net interest income was NOK 258 million, down from NOK 445 million in the corresponding period of 2011, mainly due to the lower level of income generating assets in the fourth quarter of 2012.

Comprehensive income according to IFRS was negative NOK 17,756 million in 2012, compared to NOK 30,039 million in 2011. Following the rating downgrades in November 2011, the market prices of Eksportfinans’ own debt fell significantly, leading to large unrealized gains in 2011. In 2012, these market prices recovered substantially. The increase led to a reduction in the related accumulated unrealized gains in the balance sheet, which in turn resulted in a corresponding unrealized loss in the income statement for 2012.

Profit excluding unrealized gains and losses and losses hedged by the Portfolio Hedge Agreement amounted to NOK 829 million for the year 2012. The corresponding figure for 2011 was NOK 945 million.

Total assets amounted to NOK 157 billion at December 31, 2012, compared to NOK 214 billion at December 31, 2011. The reduction is in line with expectations and due to the limitations on new lending business since November 18, 2011 as well as repayments on the current loan and securities portfolios. At the end of 2012 the core capital adequacy ratio was 25.0 percent and the Company had liquidity reserves totaling NOK 47.1 billion. See the table on page 7 of the fourth quarter report for further information about the Companys’ liquidity situation.

Business activities

In 2012 the management adapted Eksportfinans’ business model and organization to continue operations based on the Company’s considerable existing portfolios of assets, liabilities and other commitments.

“I believe we have put in place a robust organization to continue our business operations for the foreseeable future and we will endeavor to serve all stakeholders to the best of our abilities. Our liquidity calculations suggest that the Company will be able to pay its debt as it falls due”,comments President and

CEO Gisèle Marchand.

Annual accounts

Eksportfinans is planning to release the full year accounts for 2012 on the following dates:

• March 22, 2013: Annual Report on Form 20-F for the fiscal year ended December 31, 2012, to be filed with the US Securities and Exchange Commission (SEC)

• April 11, 2013: Annual Report, according to Norwegian law, to be released following the annual meeting of the General Assembly

Eksportfinans’ fourth quarter 2012 report is available on www.eksportfinans.no

Conference call Wednesday February 27, 2013, at 10am NY / 3pm London / 4pm CET dial-in options:

Please join by calling:

Local—Japan:

+ 81 (0)3 5767 9607

Local—Norway:

+ 47 2156 9640

Local—Singapore:

+ 65 3158 1127

Local—Switzerland:

+ 41 (0)22 592 7552

Local—UK:

+ 44 (0)20 3147 4971

Local—USA:

+ 1 212 444 0889

Participant Passcode: 948800. The call will be recorded and a replay made available

For further information, please contact:

President and CEO Gisèle Marchand, tel: +47 22 01 23 70 / +47 415 17 489, e-mail: gma@eksportfinans.no

EVP Direcor of Staff / Head of Communications Elise Lindbæk, tel: +47 22 01 22 64 / +47 905 18 250, e-mail: el@eksportfinans.no

EVP Chief Financial Officer Geir Ove Olsen, tel: +47 22 01 23 05 / +47 900 92 326, e-mail: goo@eksportfinans.no

Facts about Eksportfinans ASA

Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade and Industry on behalf of the Norwegian government. Entering 2013 total assets amounted to almost NOK 160 billion. The company is staffed by highly skilled individuals, around 55 in total, and is located in Dronning Maud’s gate (Vika) in central Oslo.

Forward-looking statements

Some of the information we are giving constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-f filed with the US Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information about Eksportfinans, please refer to www.eksportfinans.no